

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 14, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Direxion Shares ETF Trust, under the Exchange Act of 1934.

- Direxion Russell 1000® Value Over Growth ETF
- Direxion Russell 1000® Growth Over Value ETF
- Direxion Russell Large Over Small Cap ETF
- Direxion Russell Small Over Large Cap ETF
- Direxion MSCI Cyclicals Over Defensives ETF
- Direxion MSCI Defensives Over Cyclicals ETF
- Direxion MSCI Emerging Over Developed Markets ETF
- Direxion MSCI Developed Over Emerging Markets ETF
- Direxion FTSE Russell US Over International ETF
- Direxion FTSE Russell International Over US ETF

Sincerely,